The Fund held its Annual Meeting of Shareholders on January 21, 2011. The following action was taken by the shareholders:

Proposal: Election of three (3) Trustees to serve for a three-year term ending at the Annual Meeting of Shareholders in 2014. The votes cast with respect to each Trustee are set forth below.

THE PROPOSAL PASSED ON JANUARY 21, 2011.

	Total Votes for the Nominee	Total Votes Withheld
		from the Nominee

James F. Carlin	23,015,271	695,169
William H. Cunningham	22,962,647	747,793
Gregory A. Russo	23,022,786	687,654

The following eight Trustees were not up for election and remain in office: Deborah C. Jackson, Charles L. Ladner, Stanley Martin, Patti McGill Peterson, Hugh McHaffie, John A. Moore, Steven R. Pruchansky and John G. Vrysen.